FORM 11-K/A

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From                      to
Commission file number: 1-14659
A. Full Title of Plan: Thrift Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
Wilmington Trust Corporation
Rodney Square North
1100 North Market Street
Wilmington, DE 19890

1.	The Thrift Savings Plan affords staff members the opportunity to acquire from time to time shares of Wilmington Trust Corporation’s stock, as well as interests in funds which purchase a variety of investments from time to time and which may change from time to time. These include debt and equity securities. As of December 31, 2008, the names and addresses of those funds were the following:
a.	Wilmington Large-Cap Growth Fund

Wilmington Large-Cap Value Fund

Wilmington Large-Cap Core Fund

Wilmington Small-Cap Core Fund

Wilmington Multi-Manager International Fund

Wilmington Broad Market Bond Fund

Wilmington Multi-Manager Large-Cap Fund

Wilmington Multi-Manager Small-Cap Fund

Wilmington Multi-Manager Real Asset Fund

Wilmington Stable Value Fund

Wilmington Trust Corporation Stock Fund

Wilmington Conservative Asset Allocation Fund

Wilmington Moderate Asset Allocation Fund

Wilmington Aggressive Asset Allocation Fund

Wilmington ETF Allocation Fund

Rodney Square North

1100 North Market Street

Wilmington, DE 19890

b.	Fidelity Advisor Equity Growth Institutional Fund

100 Crosby Parkway

Covington, KY 41015

Fidelity Advisor Diversified International Fund

100 Crosby Parkway

Covington, KY 41015

LargeCap S&P 500 Index Separate Account

Principal Global Investors

801 Grand Avenue

Des Moines, IA 50392-0490

MidCap S&P 400 Index Separate Account

Principal Global Investors

801 Grand Avenue

Des Moines, IA 50392-0490

Vanguard Windsor II Fund

P.O. Box 1110

Valley Forge, PA 19482-1110

American Century Small Company Investment Fund

4500 Main Street

Kansas City, MO 64111-7709

Principal Financial Group

710 9th Street

Des Moines, IA 50309
2.	(a)	The written consent of the independent registered public accounting firm with respect to the financial statements for the Thrift Savings Plan is attached hereto as Exhibit 23.

	(b)	The financial statements required to be filed for the Thrift Savings Plan, which qualifies under the Employee Retirement Income Security Act of 1974 (“ERISA”), are attached hereto as Exhibit 99.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals, who administer the Thrift Savings Plan, have signed this Form 11-K/A as of June 26, 2009.

/s/ David R. Gibson	(SEAL)
David R. Gibson, Chairperson

/s/ Gary E. Butler	(SEAL)
Gary E. Butler

/s/ Rebecca A. DePorte	(SEAL)
Rebecca A. DePorte

/s/ Michael A. DiGregorio	(SEAL)
Michael A. DiGregorio

/s/ William J. Farrell II	(SEAL)
William J. Farrell II

/s/ I. Gail Howard	(SEAL)
I. Gail Howard

/s/ Kevyn N. Rakowski	(SEAL)
Kevyn N. Rakowski

/s/ Diane M. Sparks	(SEAL)
Diane M. Sparks

EXHIBIT INDEX

Exhibit	Exhibit	Page Number

23	Consent of independent registered public accounting firm	5

99	Financial statements	7

4